

April 8, 2022

Negin Yeganegy
Chief Executive Officer
Perfect Moment Ltd.
209 Canalot Studios
222 Kensal Road
London W10 5BN United Kingdom

Re: Perfect Moment Ltd.
Draft Registration Statement on Form S-1
Submitted March 14, 2022
CIK No. 0001849221

Dear Ms. Yeganegy:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1.   Please revise the Explanatory Note immediately following the registration statement cover to reconcile the apparent inconsistencies between the principal points and the alternate pages you have submitted. For example, and without limitation, we note that a different Offering subsection in the Prospectus Summary is identified but does not appear, while a different Determination of Offering Price section is not identified but does appear.

2.   Please revise the prospectus covers to address the following:

- Revise the IPO prospectus cover to describe the resale offering occurring concurrently with and following your initial public offering and to highlight the potential risks to investors.

- Clearly state in both prospectuses whether, or to what extent, the resale offering is contingent upon the primary offering and/or Nasdaq listing.

- Revise the resale prospectus cover to identify the IPO price range and midpoint. Clearly disclose here and in the Determination of Offering Price section that the selling stockholders will initially offer the shares at a fixed price and, following Nasdaq listing, may offer the shares with at-the-market pricing, ensuring consistency with disclosure in the Plan of Distribution section.

- We note that the number of shares to be issued to noteholders is dependent upon the initial public offering price. Please clearly disclose the total amount of principal and accrued interest to be used for this calculation. Since the number of newly-issued shares will not be known until pricing, tell us how your propose to disclose the number of shares being offered in the preliminary resale prospectus, and make conforming revisions. Refer to Item 501(b)(2) of Regulation S-K.

- Revise the IPO prospectus cover, and elsewhere as appropriate, to disclose the underwriter warrants referenced in note 5 to the registration fee table.

- Include an alternate table of contents and the dealer prospectus delivery obligation on the inside front cover of the resale prospectus. Refer to Item 502 of Regulation S-K.

About this Prospectus, page ii

3.   Please revise the final paragraph to clearly describe the resale offering taking place concurrently with and following your initial public offering. In this regard, we note the statement that "shares of our common stock are currently being offered under this prospectus by certain stockholders" (emphasis added). The resale offering should also be prominently disclosed in your prospectus summary, including statements that you will receive no proceeds from the resale offering, but investors will experience dilution upon note conversion. Highlight the other potential risks and cross-reference to appropriate risk factor disclosure.

Prospectus Summary, page 1

4.   Please balance your disclosure in the summary with information regarding your history of operating losses, negative cash flows, and accumulated deficit. Additionally, please highlight that your auditor has expressed substantial doubt about your ability to continue as a going concern.

5. Please revise your disclosure to clearly describe the reorganization and your current corporate structure, including an organizational chart. If true, disclose that you are a holding company and all operations are carried out by your subsidiaries. Clearly describe and distinguish the operations carried out by each of your subsidiaries. Reconcile apparently inconsistent statements on page 1 that refer to PMA both as a "privately held Hong Kong corporation" and as your subsidiary. Additionally reconcile statements that indicate PMA was organized in 2012, yet Mr. and Mrs. Gottschalk have served as directors since 2011. File as an exhibit the list of subsidiaries required by Item 601(b)(21) of Regulation S-K.

6. We note your disclosure on page 7 that "The Company mainly operates its business through PMA." Please review the Division of Corporation Finance's December 20, 2021 guidance "Sample Letter to China-Based Companies," available at: https://www.sec.gov/corpfin/sample-letter-china-based-companies, and update your disclosure to discuss the legal and operational risks associated with being a China-based company, or explain why such comments are not applicable to the company. Provide comparative information in support of your analysis, including quantification of relevant financial measures, and tell us where your principal business operations, management, and employees are located.

7. Please revise your disclosure to clearly describe the origins and history of your company. Statements that your "brand was born in . . . 1984" and "our almost 37 years of sportswear experience" appear inconsistent with Perfect Moment Asia having been organized in 2012 and commencing operations in 2019; revise to reconcile. Clarify the connection between Thierry Donard and your company, describing what you acquired when "Perfect Moment was later purchased," including intellectual property or other proprietary rights, and the nature of your ongoing relationship. Explain why it is appropriate to refer to Mr. Donard as "our founder" and how you are able to "leverag[e] decades of experience, field testing and obsessive attention to detail gained through [him]," in light of the foregoing. File material agreements related to the foregoing as exhibits to your registration statement.

8. We note that you granted six stockholders the right to be issued additional shares if your IPO price is less than $5.00 per share. Please revise your disclosure to address the following:

    • Set forth the aggregate number of additional shares issuable pursuant to such rights, making needed assumptions;
    • Disclose that one or more of these stockholders is an affiliate of the IPO underwriter;
    • Include risk factor disclosure assessing the material risks to investors, such as potential dilution and conflicts of interest; and
    • Reference these matters within the section of each prospectus that describes the determination of the IPO price.

Risk Factors, page 12

9.   We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your registration statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also revise to ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Supplier Concentration, page 42

10.   Please disclose the names of your principal suppliers as required by Item 101(h)(4)(v) of Regulation S-K.

Our Business, page 58

11.   Please define or describe what is meant by references to yourself as a "digital native" or "digitally native company" in light of your wholesale channel of distribution and "physical store network."

12.   Your business strategy identifies a number of potential growth opportunities (*e.g.,* new geographic markets, localized products and experiences, retail stores in select locations, etc.), but uses language suggesting these may be aspirational in nature. Please revise to clearly describe your business plans regarding such opportunities, including your expected timetable, implementation steps, and material hurdles to overcome.

Management, Director Compensation Table, page 78

13.   We note that the description of Mrs. and Mr. Gottschalk's consulting agreements identify different monthly payments, yet the table indicates each was paid the same amount (less the bonus); moreover, this amount is greater than either annualized monthly payment. Please revise to reconcile these apparent inconsistencies. Please also disclose amounts payable, as appropriate, to ensure consistency with the amount of compensation identified in Note 16 of the financial statements.

Certain Relationships and Related Transactions, page 85

14.   Please revise your disclosure to address the following:

- Name the related person involved in each transaction, as required by Item 404(a)(1) of Regulation S-K.

- Revise the description of transactions involving the issuance of securities (*e.g.,* options, warrants, convertible debt) to identify the issuer. Clarify whether these represent your securities following the corporate reorganization, and ensure that all transactions involving your securities are disclosed in Item 15 of Part II pursuant to the requirements of Item 701 of Regulation S-K.

- Update the description of outstanding indebtedness as of the most recent practicable date and disclose the other information, if applicable, required by Item 401(a)(5) of Regulation S-K.

- Describe the personal guarantee of your director and shareholder that secures the trade finance facility, according to disclosure on page F-17.

15.   Please file the consulting agreement with Lucius Partners LLC as an exhibit to your registration statement and revise your disclosure to address the following:

- The agreement is described as being entered into on March 11, 2021, and ending twelve months from its date (or earlier closing of an underwritten initial public offering). Revise to clarify whether the agreement ended on March 11, 2022.

- The deadline of March 31, 2022, for consummation of the initial public offering or other transactions described has passed. Update to disclose whether the consultant forfeited shares or other adjustment to the consultant's shares were made.

Shares Eligible for Future Sale, page 93

16.   This section appears to relate only to shares sold in the primary offering. Please revise to also address shares registered for sale by the selling stockholders. See Item 201(a)(2) of Regulation S-K.

Underwriting, page 98

17.   Please revise this section to address the following items, in accordance with Item 508(a) of Regulation S-K:

- We note disclose on page 86 that the underwriter acted as introducing broker for the notes. Please describe this relationship here and quantify the cash fee the underwriter was paid, in addition to reimbursement of fees and expenses.

- Describe your relationship with Lucius Partners LLC as an affiliate of the underwriter. Include disclosure that Lucius received shares as compensation for services, has the right to receive additional shares if the IPO price is below $5 per share, and intends to sell its shares in the secondary offering, together with a cross-reference to the full description of the agreement in the related party transactions section.

Legal Matters, page 102

18. We note disclosure that your counsel and counsel for the underwriter own shares of your common stock. Please revise to provide more information regarding this substantial interest pursuant to Item 509 of Regulation S-K, including disclosure that counsel expects to sell these shares in the resale offering.

Financial Statements
Note 1. Nature of Operations and Basis of Presentation
Nature of operations, page F-8

19. We note your statement that the statements of equity (deficit) have been changed to present PMA equity movements as if they were PML equity movements due ot the reverse acquisition. As there is no other mention in the document of a reverse acquisition, please disclose your accounting treatment for the share exchange and tell us the basis for your accounting treatment. Please address the guidance in ASC 805-10 and 805-40. In addition, tell us your consideration of accounting for the share exchange as a reverse recapitalization merger in which the transaction is accounted for as a capital transaction with the issuance of the company's stock for the net monetary assets of PMA, accompanied by a recapitalization of the company.

Note 8. Other Borrowings, page F-17

20. We note disclosure that your debt financing term started on March 15, 2021, with a mandatory redemption date of March 15, 2022, if not converted in connection with an IPO. Please update to disclose whether the mandatory redemption date has been extended.

Note 10. Consultant Stock Awards, page F-20

21. We note that you issued common share awards to consultants for "services relating to the IPO." We further note that you have accounted for such share issuances as deferred offering costs and an offset to your convertible debt obligations. Please fully explain the nature of these costs and address how they are directly attributable to the IPO per SAB Topic 5A. Your response should also address your accounting for the shares as an offset to your debt including the accounting literature that supports the basis for your conclusions.

22.   We note the terms associated with your consultant stock awards contain a provision for a 50%% clawback in the event an IPO is not achieved by March 31, 2022. Please update your disclosure to indicate whether you have exercised the clawback provision or provided an extension to the term of the stock awards agreement.

Part II
Item 15. Recent Sales of Unregistered Securities, page II-3

23.   Please revise your disclosure to furnish all the information required by Item 701 of Regulation S-K, including the name of purchasers, as well as the nature and aggregate amount of non-cash consideration. Ensure that all relevant transactions are disclosed. In this regard we note, without limitation, transactions described in Note 1 ($7.14 million Preference Share Capital), Note 8 (options and warrants), Note 10 (share issuances to consultants), and Note 17.

General

24.   Please provide your analysis showing how you determined that there was a completed private placement for the common stock issuable upon the automatic conversion of your promissory notes. We note that the number of shares to be issued and the "conversion price" per share are indeterminate, since these will be calculated based on the initial public offering price. In your analysis, please consider the Commission's guidance set forth in Questions 134.01 and 139.06 of the Securities Act Sections Compliance and Disclosure Interpretations.

25.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

        You may contact Heather Clark, Staff Accountant at 202-551-3624 or Kevin Stertzel, Staff Accountant at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini, Staff Attorney at 202-551-3047 or Sherry Haywood, Staff Attorney at 202-551-3345 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Blake Baron